Exhibit 99.2
Consolidated financial statements

Consolidated income statements

For the period ended June 30 (in millions of Canadian dollars, except share amounts) (unaudited)			Three months		Six months
	Note		2024	2023	2024	2023
Operating revenues		3	6,005	6,066	12,016	12,120
Operating costs	3,	5	(3,308)	(3,421)	(6,754)	(6,937)
Severance, acquisition and other costs		6	(22)	(100)	(251)	(149)
Depreciation			(945)	(936)	(1,891)	(1,854)
Amortization			(325)	(296)	(641)	(579)
Finance costs
Interest expense			(426)	(359)	(842)	(703)
Net return on post-employment benefit plans		12	17	27	33	54
Impairment of assets		7	(60)	—	(73)	(34)
Other expense		8	(101)	(311)	(139)	(190)
Income taxes			(231)	(273)	(397)	(543)
Net earnings			604	397	1,061	1,185
Net earnings attributable to:
Common shareholders			537	329	939	1,054
Preferred shareholders			46	46	93	92
Non-controlling interest			21	22	29	39
Net earnings			604	397	1,061	1,185
Net earnings per common share - basic and diluted		9	0.59	0.37	1.03	1.16
Weighted average number of common shares outstanding - basic (millions)			912.3	912.2	912.3	912.2

50 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of comprehensive income

For the period ended June 30 (in millions of Canadian dollars) (unaudited)		Three months		Six months
	Note	2024	2023	2024	2023
Net earnings		604	397	1,061	1,185
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $30 million and $29 million for the three months ended June 30, 2024 and 2023, respectively, and $2 million and $8 million for the six months ended June 30, 2024 and 2023, respectively		(82)	(80)	(4)	(22)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($41) million and $51 million for the three months ended June 30, 2024 and 2023, respectively, and ($156) million and $98 million for the six months ended June 30, 2024 and 2023, respectively(1)	12	111	(136)	425	(263)
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended June 30, 2024 and 2023, and nil and ($3) million for the six months ended June 30, 2024 and 2023, respectively		12	(1)	3	16
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($2) million and $8 million for the three months ended June 30, 2024 and 2023, respectively, and ($8) million and $6 million for the six months ended June 30, 2024 and 2023, respectively		6	(23)	22	(17)
Other comprehensive income (loss)		47	(240)	446	(286)
Total comprehensive income		651	157	1,507	899
Total comprehensive income attributable to:
Common shareholders		583	92	1,383	771
Preferred shareholders		46	46	93	92
Non-controlling interest		22	19	31	36
Total comprehensive income		651	157	1,507	899
(1)The discount rate used to value our post-employment benefit obligations at June 30, 2024 was 5.0% compared to 4.9% at March 31, 2024 and 4.6% at December 31, 2023. The discount rate used to value our post-employment benefit obligations at June 30, 2023 and March 31, 2023 was 5.0% compared to 5.3% at December 31, 2022.

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash		1,398	547
Cash equivalents		250	225
Short-term investments		750	1,000
Trade and other receivables		3,909	4,031
Inventory		410	465
Contract assets		418	443
Contract costs		683	633
Prepaid expenses		405	230
Other current assets		274	264
Assets held for sale		85	60
Total current assets		8,582	7,898
Non-current assets
Contract assets		261	292
Contract costs		804	779
Property, plant and equipment		30,060	30,352
Intangible assets	10	17,628	16,609
Deferred tax assets		121	96
Investments in associates and joint ventures		322	323
Post-employment benefit assets	12	3,405	2,935
Other non-current assets		1,706	1,714
Goodwill	4	11,358	10,942
Total non-current assets		65,665	64,042
Total assets		74,247	71,940
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,342	4,729
Contract liabilities		749	811
Interest payable		397	332
Dividends payable		937	910
Current tax liabilities		75	268
Debt due within one year	11	6,587	5,042
Liabilities held for sale		35	15
Total current liabilities		13,122	12,107
Non-current liabilities
Contract liabilities		297	277
Long-term debt	11	32,918	31,135
Deferred tax liabilities		5,271	4,869
Post-employment benefit obligations	12	1,202	1,278
Other non-current liabilities		1,427	1,717
Total non-current liabilities		41,115	39,276
Total liabilities		54,237	51,383
EQUITY
Equity attributable to BCE shareholders
Preferred shares	14	3,559	3,667
Common shares		20,860	20,859
Contributed surplus	14	1,263	1,258
Accumulated other comprehensive loss		(15)	(42)
Deficit		(5,974)	(5,513)
Total equity attributable to BCE shareholders		19,693	20,229
Non-controlling interest		317	328
Total equity		20,010	20,557
Total liabilities and equity		74,247	71,940
52 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of changes in equity

		Attributable to BCE shareholders
For the period ended June 30, 2024 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive (loss) income	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2023		3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557
Net earnings		—	—	—	—	1,032	1,032	29	1,061
Other comprehensive income		—	—	—	19	425	444	2	446
Total comprehensive income		—	—	—	19	1,457	1,476	31	1,507
Other share-based compensation		—	1	(27)	—	(5)	(31)	—	(31)
Repurchase of preferred shares	14	(108)	—	32	—	—	(76)	—	(76)
Dividends declared on BCE common and preferred shares		—	—	—	—	(1,913)	(1,913)	—	(1,913)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(42)	(42)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	8	—	8	—	8
Balance at June 30, 2024		3,559	20,860	1,263	(15)	(5,974)	19,693	317	20,010

	Attributable to BCE shareholders
For the period ended June 30, 2023 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Accum-ulated other compre-hensive loss	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2022	3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515
Net earnings	—	—	—	—	1,146	1,146	39	1,185
Other comprehensive loss	—	—	—	(20)	(263)	(283)	(3)	(286)
Total comprehensive (loss) income	—	—	—	(20)	883	863	36	899
Common shares issued under employee stock option plan	—	19	(1)	—	—	18	—	18
Other share-based compensation	—	—	7	—	(12)	(5)	—	(5)
Repurchase of preferred shares	(89)	—	26	—	—	(63)	—	(63)
Dividends declared on BCE common and preferred shares	—	—	—	—	(1,857)	(1,857)	—	(1,857)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	(22)	(22)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	(13)	—	(13)	—	(13)
Disposition of production studios	—	—	—	—	—	—	(23)	(23)
Other	—	—	—	(17)	17	—	—	—
Balance at June 30, 2023	3,781	20,859	1,204	(105)	(4,618)	21,121	328	21,449

Consolidated statements of cash flows

For the period ended June 30 (in millions of Canadian dollars) (unaudited)		Three months		Six months
	Note	2024	2023	2024	2023
Cash flows from operating activities
Net earnings		604	397	1,061	1,185
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	22	100	251	149
Depreciation and amortization		1,270	1,232	2,532	2,433
Post-employment benefit plans cost	12	31	21	75	52
Net interest expense		401	346	785	676
Impairment of assets	7	60	—	73	34
Losses (gains) on investments	8	2	(79)	8	(79)
Net equity losses from investments in associates and joint ventures	8	93	377	93	377
Income taxes		231	273	397	543
Contributions to post-employment benefit plans		(10)	(13)	(28)	(28)
Payments under other post-employment benefit plans		(15)	(17)	(31)	(32)
Severance and other costs paid		(98)	(39)	(144)	(64)
Interest paid		(387)	(270)	(835)	(709)
Income taxes paid (net of refunds)		(131)	(200)	(466)	(364)
Acquisition and other costs paid		(11)	(5)	(26)	(5)
Change in contract assets		28	33	56	78
Change in wireless device financing plan receivables		50	24	107	65
Net change in operating assets and liabilities		(3)	185	(639)	(699)
Cash flows from operating activities		2,137	2,365	3,269	3,612
Cash flows used in investing activities
Capital expenditures		(978)	(1,307)	(1,980)	(2,393)
(Decrease) increase in short-term investments		(50)	—	250	—
Business acquisitions	4	(435)	(196)	(517)	(221)
Business dispositions		—	208	—	208
Spectrum licences	10	(414)	(145)	(518)	(156)
Other investing activities		(11)	(16)	(21)	15
Cash flows used in investing activities		(1,888)	(1,456)	(2,786)	(2,547)
Cash flows from (used in) financing activities
Increase (decrease) in notes payable		404	(101)	1,383	(184)
Decrease in securitized receivables		—	(500)	—	—
Issue of long-term debt	11	1,617	1,199	3,808	2,703
Repayment of long-term debt		(525)	(346)	(2,638)	(645)
Repurchase of a financial liability		—	—	—	(149)
Issue of common shares		—	8	—	18
Purchase of shares for settlement of share-based payments		(40)	(42)	(144)	(135)
Repurchase of preferred shares	14	(38)	(32)	(76)	(63)
Cash dividends paid on common shares		(910)	(882)	(1,793)	(1,721)
Cash dividends paid on preferred shares		(45)	(46)	(91)	(101)
Cash dividends paid by subsidiaries to non-controlling interest		(28)	(1)	(42)	(22)
Other financing activities		4	(7)	(14)	(15)
Cash flows from (used in) financing activities		439	(750)	393	(314)
Net increase (decrease) in cash		609	(201)	851	351
Cash at beginning of period		789	651	547	99
Cash at end of period		1,398	450	1,398	450
Net increase in cash equivalents		79	360	25	400
Cash equivalents at beginning of period		171	90	225	50
Cash equivalents at end of period		250	450	250	450
54 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2023 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2024.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on July 31, 2024. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2023.
These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.
Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with environmental, social and corporate governance (ESG) and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.
		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

Note 3     Segmented information
Our results are reported in two segments: Bell Communication and Technology Services (Bell CTS) and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended June 30, 2024 and 2023.

For the three month period ended June 30, 2024	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		4,578	730	—	5,308
Inter-segment service revenues		8	82	(90)	—
Operating service revenues		4,586	812	(90)	5,308
External/Operating product revenues		697	—	—	697
Total external revenues		5,275	730	—	6,005
Total inter-segment revenues		8	82	(90)	—
Total operating revenues		5,283	812	(90)	6,005
Operating costs	5	(2,804)	(594)	90	(3,308)
Adjusted EBITDA (1)		2,479	218	—	2,697
Severance, acquisition and other costs	6				(22)
Depreciation and amortization					(1,270)
Finance costs
Interest expense					(426)
Net return on post-employment benefit plans	12				17
Impairment of assets	7				(60)
Other expense	8				(101)
Income taxes					(231)
Net earnings					604
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the three month period ended June 30, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		4,584	719	—	5,303
Inter-segment service revenues		7	86	(93)	—
Operating service revenues		4,591	805	(93)	5,303
External/Operating product revenues		763	—	—	763
Total external revenues		5,347	719	—	6,066
Total inter-segment revenues		7	86	(93)	—
Total operating revenues		5,354	805	(93)	6,066
Operating costs	5	(2,923)	(591)	93	(3,421)
Adjusted EBITDA (1)		2,431	214	—	2,645
Severance, acquisition and other costs	6				(100)
Depreciation and amortization					(1,232)
Finance costs
Interest expense					(359)
Net return on post-employment benefit plans	12				27
Impairment of assets	7				—
Other expense	8				(311)
Income taxes					(273)
Net earnings					397
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

56 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

The following tables present financial information by segment for the six month periods ended June 30, 2024 and 2023.

For the six month period ended June 30, 2024	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		9,128	1,372	—	10,500
Inter-segment service revenues		14	165	(179)	—
Operating service revenues		9,142	1,537	(179)	10,500
External/Operating product revenues		1,516	—	—	1,516
Total external revenues		10,644	1,372	—	12,016
Total inter-segment revenues		14	165	(179)	—
Total operating revenues		10,658	1,537	(179)	12,016
Operating costs	5	(5,731)	(1,202)	179	(6,754)
Adjusted EBITDA (1)		4,927	335	—	5,262
Severance, acquisition and other costs	6				(251)
Depreciation and amortization					(2,532)
Finance costs
Interest expense					(842)
Net return on post-employment benefit plans	12				33
Impairment of assets	7				(73)
Other expense	8				(139)
Income taxes					(397)
Net earnings					1,061
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the six month period ended June 30, 2023	Note	Bell CTS	Bell Media	Intersegment eliminations	BCE
Operating revenues
External service revenues		9,112	1,413	—	10,525
Inter-segment service revenues		14	172	(186)	—
Operating service revenues		9,126	1,585	(186)	10,525
External/Operating product revenues		1,595	—	—	1,595
Total external revenues		10,707	1,413	—	12,120
Total inter-segment revenues		14	172	(186)	—
Total operating revenues		10,721	1,585	(186)	12,120
Operating costs	5	(5,884)	(1,239)	186	(6,937)
Adjusted EBITDA (1)		4,837	346	—	5,183
Severance, acquisition and other costs	6				(149)
Depreciation and amortization					(2,433)
Finance costs
Interest expense					(703)
Net return on post-employment benefit plans	12				54
Impairment of assets	7				(34)
Other expense	8				(190)
Income taxes					(543)
Net earnings					1,185
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Revenues by services and products

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
Services(1)
Wireless	1,788	1,766	3,562	3,489
Wireline data	2,034	2,021	4,046	4,022
Wireline voice	677	722	1,360	1,448
Media	730	719	1,372	1,413
Other wireline services	79	75	160	153
Total services	5,308	5,303	10,500	10,525
Products(2)
Wireless	568	626	1,252	1,252
Wireline	129	137	264	343
Total products	697	763	1,516	1,595
Total operating revenues	6,005	6,066	12,016	12,120
(1)Our service revenues are generally recognized over time.
(2)Our product revenues are generally recognized at a point in time.

58 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

Note 4     Business acquisitions and disposition
Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the previously announced acquisition of OUTFRONT Media Inc.’s Canadian out-of-home media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 advertising displays in Québec and Ontario. The results of OUTEDGE are included in our Bell Media segment.
The allocation of the purchase price includes provisional estimates, in particular for finite-life intangible assets.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2024
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	39
Other non-cash working capital	7
Assets held for sale	12
Property, plant and equipment	162
Finite-life intangible assets	62
Other non-current assets	16
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(9)
Long-term debt	(86)
Deferred tax liabilities	(75)
Other non-current liabilities	(7)
88
Cash and cash equivalents	11
Fair value of net assets acquired	99
Goodwill (1)	330
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of cash-generating units (CGUs).
Operating revenues of $8 million from OUTEDGE are included in the consolidated income statements (income statements) for the six months ended June 30, 2024. BCE’s operating revenues for the six months ended June 30, 2024 would have been $12,064 million had the acquisition of OUTEDGE occurred on January 1, 2024. The transaction did not have a significant impact on our net earnings for the six months ended June 30, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.
Disposition of Northwestel
On June 10, 2024, Bell Canada entered into an agreement with Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, to dispose of Northwestel Inc. (Northwestel), the largest telecommunications provider in Canada’s North, for up to $1 billion, subject to adjustments. Closing of the transaction is subject to certain closing conditions, including securing financing by Sixty North Unity, the completion of confirmatory due diligence, and receipt of the Competition Bureau's approval and, as such, there can be no assurances that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS segment.
Acquisition of Stratejm
Subsequent to quarter end, on July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million. Additional cash consideration of up to $20 million is payable within three years, contingent on the achievement of certain performance objectives. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm will be included in our Bell CTS segment. The fair values of Stratejm’s assets and liabilities have not yet been determined.

Note 5     Operating costs

		Three months		Six months
For the period ended June 30	Note	2024	2023	2024	2023
Labour costs
Wages, salaries and related taxes and benefits		(1,040)	(1,116)	(2,122)	(2,218)
Post-employment benefit plans service cost (net of capitalized amounts)	12	(48)	(48)	(108)	(106)
Other labour costs (1)		(248)	(265)	(494)	(524)
Less:
Capitalized labour		296	324	587	627
Total labour costs		(1,040)	(1,105)	(2,137)	(2,221)
Cost of revenues (2)		(1,808)	(1,836)	(3,683)	(3,790)
Other operating costs (3)		(460)	(480)	(934)	(926)
Total operating costs		(3,308)	(3,421)	(6,754)	(6,937)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6     Severance, acquisition and other costs

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
Severance	4	(80)	(230)	(109)
Acquisition and other	(26)	(20)	(21)	(40)
Total severance, acquisition and other costs	(22)	(100)	(251)	(149)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations, including the estimated costs of the previously announced workforce reductions incurred up to June 30, 2024.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7     Impairment of assets
2024
Impairment charges for the three and six months ended June 30, 2024 of $60 million and $73 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.
2023
Impairment charges for the six months ended June 30, 2023 of $34 million relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

60 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

Note 8     Other expense

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans	(23)	1	(113)	19
(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets	(19)	(19)	(26)	28
Equity (losses) income from investments in associates and joint ventures
Loss on investment	(93)	(377)	(93)	(377)
Operations	6	8	21	26
(Losses) gains on investments	(2)	79	(8)	79
Interest income	25	13	57	27
Early debt redemption costs	—	(1)	—	(1)
Other	5	(15)	23	9
Total other expense	(101)	(311)	(139)	(190)
Gains on disposals of property, plant and equipment
In Q1 2023, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.
Equity (losses) income from investments in associates and joint ventures
We recorded a loss on investment of $93 million for the three and six months ended June 30, 2024, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity income or losses from investments in associates and joint ventures.
We recorded a loss on investment of $377 million for the three and six months ended June 30, 2023, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity income or losses from investments in associates and joint ventures.
Gains on investments
In Q2 2023, we completed the sale of our 63% ownership in certain production studios. We recorded net cash proceeds of $211 million and a gain on investment of $79 million.

Note 9     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
Net earnings attributable to common shareholders - basic	537	329	939	1,054
Dividends declared per common share (in dollars)	0.9975	0.9675	1.9950	1.9350
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	912.3	912.2	912.3	912.2
Assumed exercise of stock options (1)	—	0.3	—	0.3
Weighted average number of common shares outstanding - diluted (in millions)	912.3	912.5	912.3	912.5
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 6,554,350 for the second quarter of 2024 and for the first half of 2024, compared to 3,157,969 for the second quarter of 2023 and for the first half of 2023.

Note 10 Acquisition of spectrum licences
On November 30, 2023, Bell Mobility secured the right to acquire 939 licences of 3800 MHz spectrum across Canada for $518 million. On January 17, 2024, Bell made a first payment of $104 million to Innovation, Science and Economic Development Canada (ISED). The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

Note 11 Debt
On May 24, 2024, Bell Canada issued, under its 1997 trust indenture, 5.60% Series M-61 medium-term note (MTN) debentures, with a principal amount of $400 million, which mature on August 11, 2053. The Series M-61 debentures were issued pursuant to a re-opening of an existing series of MTN debentures. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-63 MTN debentures, with a principal amount of $1.1 billion, which mature on August 24, 2034.
On February 15, 2024, Bell Canada issued, under its 2016 trust indenture, 5.200% Series US-9 Notes, with a principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), which mature on February 15, 2034. The Series US-9 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. Additionally, on the same date, Bell Canada issued, under its 2016 trust indenture, 5.550% Series US-10 Notes, with a principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), which mature on February 15, 2054. The Series US-10 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps and in addition, $336 million in Canadian dollars have been hedged for changes in fair value with interest rate swaps. See Note 13, Financial assets and liabilities, for additional details.
The Series M-61 and M-63 MTN debentures and the Series US-9 and US-10 Notes are fully and unconditionally guaranteed by BCE.
In Q1 2024, Bell Canada reclassified its 2.75% Series M-49 MTN debentures with a total principal amount of $600 million and its 3.35% Series M-47 MTN debentures with a total principal amount of $1,500 million, which mature on January 29, 2025 and March 12, 2025, respectively, from long-term debt to debt due within one year.
In Q2 2024, Bell Canada extended the term of its $2.5 billion committed revolving credit facility from May 2028 to May 2029 and the term of its $1 billion committed expansion credit facility from May 2026 to May 2027.

Note 12 Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
DB pension	(33)	(32)	(66)	(64)
DC pension	(31)	(29)	(74)	(68)
OPEBs	(1)	—	(1)	—
Less:
Capitalized benefit plans cost	17	13	33	26
Total post-employment benefit plans service cost	(48)	(48)	(108)	(106)

62 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

Components of post-employment benefit plans financing income

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
DB pension	25	37	49	74
OPEBs	(8)	(10)	(16)	(20)
Total net return on post-employment benefit plans	17	27	33	54

Note 13 Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the consolidated statements of financial position (statements of financial position).

			June 30, 2024		December 31, 2023
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	31,504	29,828	29,049	28,225
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)(1)	Non-observable market inputs (level 3)(2)
June 30, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	599	19	—	580
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(331)	—	(331)	—
Other	Trade payables and other liabilities and other non-current assets	148	—	220	(72)
December 31, 2023
Publicly-traded and privately-held investments (3)	Other non-current assets	587	10	—	577
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(488)	—	(488)	—
Other	Other non-current assets and liabilities	147	—	216	(69)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments and other financial liabilities, changes in our valuation assumptions may result in a significant increase (decrease) in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income (loss) in the statements of comprehensive income and are reclassified from Accumulated other comprehensive loss to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2024, we entered into cross currency interest rate swaps with a notional amount of $700 million in U.S. dollars ($942 million in Canadian dollars) to hedge the U.S. currency exposure of our US-9 Notes maturing in 2034. The fair value of the cross currency interest rate swaps at June 30, 2024 was a net liability of $5 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 11, Debt, for additional details.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars) to hedge the U.S. currency exposure of our US-10 Notes maturing in 2054. In connection with these swaps, cross currency basis rate swaps outstanding at December 31, 2023 with a notional amount of $644 million were settled. The fair value of the cross currency interest rate swaps at June 30, 2024 was a net liability of $7 million recognized in Other current assets, Other non-current assets, and Other non-current liabilities in the statements of financial position. See Note 11, Debt, for additional details.
In 2024, we entered into cross currency interest rate swaps with a notional amount of $240 million in U.S. dollars ($324 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2026 under our Bell Mobility uncommitted trade loan agreement. The fair value of the cross currency interest rate swaps at June 30, 2024 was a net asset of $4 million recognized in Other current assets and Other non-current assets in the statements of financial position.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $12 million (loss of $44 million) recognized in net earnings at June 30, 2024 and a gain of $130 million (loss of $119 million) recognized in Other comprehensive income (loss) at June 30, 2024, with all other variables held constant.
The following table provides further details on our outstanding foreign currency forward contracts and options at June 30, 2024.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,174	CAD	1,607	2024	Loans
Cash flow	USD	1,180	CAD	1,601	2024	Commercial paper
Cash flow	USD	359	CAD	459	2024	Anticipated purchases
Cash flow	PHP	1,470	CAD	35	2024	Anticipated purchases
Cash flow	USD	608	CAD	793	2025	Anticipated purchases
Cash flow	PHP	3,193	CAD	75	2025	Anticipated purchases
Cash flow	USD	280	CAD	377	2026	Anticipated purchases
Economic	USD	90	CAD	118	2024	Anticipated purchases
Economic - call options	USD	124	CAD	151	2024	Anticipated purchases
Economic - call options	CAD	112	USD	78	2024	Anticipated purchases
Economic - put options	USD	335	CAD	437	2024	Anticipated purchases
Economic	USD	120	CAD	158	2025	Anticipated purchases
Economic	CAD	137	USD	100	2025	Anticipated purchases
Economic - options (2)	USD	60	CAD	78	2025	Anticipated purchases
Economic - call options	USD	270	CAD	345	2025	Anticipated purchases
Economic - put options	USD	360	CAD	466	2025	Anticipated purchases
Economic	USD	100	CAD	136	2026	Anticipated purchases
(1) Forward contracts to hedge loans secured by receivables under our securitization program.
(2) Foreign currency options with a leverage provision and a profit cap limitation.
Interest rate exposures
In 2024, we entered into forward starting interest rate swaps, effective from 2026, with a notional amount of $336 million to hedge the fair value of our US-10 Notes maturing in 2054. The fair value of the interest rate swaps at June 30, 2024 was an asset of $2 million recognized in Other non-current assets in the statements of financial position. See Note 11, Debt, for additional details.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $300 million to hedge economically the fair value of our M-17 MTN debentures maturing in 2035. The fair value of the interest rate swaptions at June 30, 2024 was a liability of $3 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $750 million for $3 million to hedge economically the fair value of our M-53 MTN debentures maturing in 2027. The fair value of the interest rate swaptions at June 30, 2024 was a liability of $3 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2024, we sold interest rate floors, maturing in 2029, with a notional amount of $350 million and purchased interest rate options, expiring in 2026, with a notional amount of $440 million to hedge economically the interest cost of our M-62 MTN debentures maturing in 2029. The fair value of the interest rate floors and interest rate options is a net asset of $5 million
64 BCE Inc. 2024 SECOND QUARTER SHAREHOLDER REPORT

recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
A 1% increase (decrease) in interest rates would result in a loss of $28 million (gain of $8 million) recognized in net earnings for the six months ended June 30, 2024, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2024 and December 31, 2023 was a net liability of $266 million and $162 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A loss of $23 million and $113 million for the three and six months ended June 30, 2024, respectively, relating to these equity forward contracts is recognized in Other expense in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $24 million recognized in net earnings at June 30, 2024, with all other variables held constant.

Note 14 Share capital
Normal course issuer Bid for BCE First Preferred Shares
For the three and six months ended June 30, 2024, BCE repurchased and canceled 2,187,900 and 4,301,488 First Preferred Shares with a stated capital of $55 million and $108 million for a total cost of $38 million and $76 million, respectively. The remaining $17 million and $32 million were recorded to contributed surplus for the three and six months ended June 30, 2024, respectively.

Note 15 Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	Three months		Six months
For the period ended June 30	2024	2023	2024	2023
Restricted share units (RSUs) and performance share units (PSUs)	(10)	(10)	(35)	(44)
Employee savings plan and deferred share units	(8)	(8)	(17)	(17)
Total share-based payments	(18)	(18)	(52)	(61)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended June 30, 2024.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2024	3,412,812
Granted	1,130,718
Dividends credited	134,118
Settled	(1,269,886)
Forfeited	(35,204)
Outstanding, June 30, 2024	3,372,558
Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2024	7,484,561	61
Forfeited or expired	(930,211)	59
Outstanding and exercisable, June 30, 2024	6,554,350	61